Exhibit 99.1

Nyxoah and Acurable Enter into Distribution Agreement in Germany for the AcuPebble SA100 Home Sleep Test

August 2, 2022

Nyxoah and Acurable Enter into Distribution Agreement in Germany for the AcuPebble SA100 Home Sleep Test

Mont-Saint-Guibert, Belgium – August 2, 2022, 8:00am CET / 2:00am ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), today announced that the Company has entered into a distribution agreement with Acurable SL, a venture-backed medical device company developing wearable technologies for home use, to provide the AcuPebble SA100 home sleep test to OSA patients in Germany.

The AcuPebble SA100 is a next-generation wearable home sleep test that uses acoustic signals to diagnose OSA. The patient attaches the reusable AcuPebble sensor to the base of the neck to record sounds generated by the respiratory and cardiac functions. These recorded signals are uploaded to a secure cloud platform through a smartphone application where patented algorithms extract OSA parameters providing an automated diagnostic report within minutes. AcuPebble has demonstrated high levels of sensitivity and specificity for both the apnea-hypopnea index (AHI) and the oxygen-desaturation index (ODI) compared with the gold-standard polygraphy test, and is clinically validated through a randomized study published in the BMJ Open. The system is CE marked and has FDA clearance.

“With AcuPebble and Genio, Nyxoah can now offer patients and clinicians the most cutting edge OSA home sleep diagnosis and treatment solutions,” commented Olivier Taelman, Nyxoah’s Chief Executive Officer. “The Acurable partnership aligns perfectly with our patient-first mission statement, as AcuPebble’s comfort, ease-of-use and accuracy will break down barriers to OSA diagnosis and allow for more patients to receive treatment for their condition. We look forward to launching AcuPebble in Germany in the fourth quarter of 2022.”

“We are delighted to enter into this highly-synergistic collaboration with an OSA technology leader like Nyxoah, whose mission is aligned with ours of providing access to treatment to as many OSA patients as possible,” commented Emilio Sanz-Pereiras, Acurable’s Co-Chief Executive Officer. “AcuPebble is designed to be significantly more patient- and practitioner-friendly than polygraphy and polysomnography tests, enabling not only ease of diagnosis, but also the ability for patients to routinely monitor their condition. By empowering patients to take greater control over their OSA, AcuPebble is an important new tool to improve the lives of those suffering from this debilitating condition.”

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA). Nyxoah’s lead solution is the Genio® system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio® system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company is currently conducting the DREAM IDE pivotal study for FDA and US commercialization approval.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

Contacts:
Nyxoah

Loic Moreau, Chief Financial Officer

corporate@nyxoah.com

+32 473 33 19 80

Jeremy Feffer, VP IR and Corporate Communications

jeremy.feffer@nyxoah.com

+1 917 749 1494

Attachment

  ENGLISH_Acurable Distribution Agreement PR FINAL